                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              CSS INDUSTRIES, INC.
                              --------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         ------------------------------
                         (Title of Class of Securities)

                                  178666 10 3
                                 --------------
                                 (CUSIP Number)

                                Alan Singer, Esq.
                           Morgan, Lewis & Bockius LLP
                               1701 Market Street
                           Philadelphia, PA 19103-2921
                                 (215) 963-5224
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 8, 2003
                                  ------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and two copies of the Schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                              (Page 1 of 11 Pages)

CUSIP No. 178666 10 3             SCHEDULE 13D                Page 2 of 11 Pages


------------------- ------------------------------------------------------------
1                   NAMES OF REPORTING PERSONS
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                           Ellen B. Kurtzman
------------------- ------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A
                    MEMBER OF A GROUP*                          (a) |_|
                                                                (b) |X|
------------------- ------------------------------------------------------------
3                   SEC USE ONLY
------------------- ------------------------------------------------------------
4                   SOURCE OF FUNDS   OO
------------------- ------------------------------------------------------------
5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) or 2(e)               |_|
------------------- ------------------------------------------------------------
6                   CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States of America
------------------- ------------------------------------------------------------
NUMBER OF SHARES    7      SOLE VOTING POWER                    871,058 Shares
BENEFICIALLY
OWNED BY EACH       ------ -----------------------------------------------------
REPORTING PERSON    8      SHARED VOTING POWER                  201,178 Shares
WITH
                    ------ -----------------------------------------------------
                    9      SOLE DISPOSITIVE POWER               871,058 Shares

                    ------ -----------------------------------------------------
                    10     SHARED DISPOSITIVE POWER             201,178 Shares

------------------- ------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,072,236 Shares


------------------- ------------------------------------------------------------
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                             |X|


------------------- ------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    13.8%
------------------- ------------------------------------------------------------
14                  TYPE OF REPORTING PERSON*   IN
------------------- ------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 178666 10 3             SCHEDULE 13D                Page 3 of 11 Pages


------------------- ------------------------------------------------------------
1                   NAMES OF REPORTING PERSONS
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                           Delv, L.P.
------------------- ------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A
                    MEMBER OF A GROUP*                          (a) |_|
                                                                (b) |X|
------------------- ------------------------------------------------------------
3                   SEC USE ONLY
------------------- ------------------------------------------------------------
4                   SOURCE OF FUNDS   OO
------------------- ------------------------------------------------------------
5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) or 2(e)               |_|

------------------- ------------------------------------------------------------
6                   CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware
------------------- ------ -----------------------------------------------------
NUMBER OF SHARES    7      SOLE VOTING POWER                    500,000 Shares
BENEFICIALLY
OWNED BY EACH       ------ -----------------------------------------------------
REPORTING PERSON    8      SHARED VOTING POWER                  0 Shares
WITH
                    ------ -----------------------------------------------------
                    9      SOLE DISPOSITIVE POWER               500,000 Shares

                    ------ -----------------------------------------------------
                    10     SHARED DISPOSITIVE POWER             0 Shares

------------------- ------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    500,000 Shares

------------------- ------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                             |_|

------------------- ------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    6.4%
------------------- ------------------------------------------------------------
14                  TYPE OF REPORTING PERSON*  PN
------------------- ------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 178666 10 3             SCHEDULE 13D                Page 4 of 11 Pages


------------------- ------------------------------------------------------------
1                   NAMES OF REPORTING PERSONS
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                           Trust FBO Ellen B. Kurtzman under the 2002 Farber
                           Children's Trusts dated December 12, 2002
------------------- ------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A
                    MEMBER OF A GROUP*                          (a) |_|
                                                                (b) |X|
------------------- ------------------------------------------------------------
3                   SEC USE ONLY
------------------- ------------------------------------------------------------
4                   SOURCE OF FUNDS   OO
------------------- ------------------------------------------------------------
5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) or 2(e)               |_|
------------------- ------------------------------------------------------------
6                   CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States of America
------------------- ------ -----------------------------------------------------
NUMBER OF SHARES    7      SOLE VOTING POWER                    0 Shares
BENEFICIALLY
OWNED BY EACH       ------ -----------------------------------------------------
REPORTING PERSON    8      SHARED VOTING POWER                  500,000 Shares
WITH
                    ------ -----------------------------------------------------
                    9      SOLE DISPOSITIVE POWER               0 Shares

                    ------ -----------------------------------------------------
                    10     SHARED DISPOSITIVE POWER             500,000 Shares

------------------- ------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    500,000 Shares

------------------- ------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                             |_|

------------------- ------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    6.4%
------------------- ------------------------------------------------------------
14                  TYPE OF REPORTING PERSON*  IN
------------------- ------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 178666 10 3             SCHEDULE 13D                Page 5 of 11 Pages


------------------- ------------------------------------------------------------
1                   NAMES OF REPORTING PERSONS
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                           Trust FBO David M. Farber under the 2002 Farber
                           Children's Trusts dated December 12, 2002
------------------- ------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A
                    MEMBER OF A GROUP*                          (a) |_|
                                                                (b) |X|
------------------- ------------------------------------------------------------
3                   SEC USE ONLY
------------------- ------------------------------------------------------------
4                   SOURCE OF FUNDS   OO
------------------- ------------------------------------------------------------
5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) or 2(e)               |_|
------------------- ------------------------------------------------------------
6                   CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States of America
------------------- ------ -----------------------------------------------------
NUMBER OF SHARES    7      SOLE VOTING POWER                    0 Shares
BENEFICIALLY
OWNED BY EACH       ------ -----------------------------------------------------
REPORTING PERSON    8      SHARED VOTING POWER                  500,000 Shares
WITH
                    ------ -----------------------------------------------------
                    9      SOLE DISPOSITIVE POWER               0 Shares

                    ------ -----------------------------------------------------
                    10     SHARED DISPOSITIVE POWER             500,000 Shares

------------------- ------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    500,000 Shares

------------------- ------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                             |_|

------------------- ------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    6.4%
------------------- ------------------------------------------------------------
14                  TYPE OF REPORTING PERSON*  IN
------------------- ------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 178666 10 3             SCHEDULE 13D                Page 6 of 11 Pages

Item 1.           Security and Issuer.
-------

                  This statement relates to the Common Stock, $.10 par value (the "Common Stock"), of CSS Industries, Inc. ("CSS"). The address of CSS's executive offices is 1845 Walnut Street, Philadelphia, Pennsylvania 19103.

Item 2.           Identity and Background.
-------

                  (a) The persons filing this statement are Ellen B. Kurtzman, an individual; Delv, L.P. (the "Partnership"), a Delaware limited partnership; Trust FBO Ellen B. Kurtzman under The 2002 Farber Children's Trusts dated December 12, 2002 (the "EBK Trust"), Trust FBO David M. Farber under The 2002 Farber Children's Trusts dated December 12, 2002 (together with the EBK Trust, the "Acquiring Trusts"). Each of the Acquiring Trusts was formed under the laws of the State of Florida.

                           Delv, Inc., a Delaware corporation (the "General Partner") is the sole general partner of the Partnership. Ellen B. Kurtzman is the sole director of the General Partner and serves as its President, Secretary and Treasurer. Ellen B. Kurtzman is also the sole trustee of each of the Acquiring Trusts.

                  (b) The business address of Ellen B. Kurtzman, the Partnership and the Acquiring Trusts is 1105 North Market Street, Wilmington, DE 19801.

                  (c) Ellen B. Kurtzman's principal occupation is management of the General Partner, the Acquiring Trusts and other trusts for the benefit of family members. The principal business of the Partnership and the Acquiring Trusts is to manage their respective assets.

                  (d) None of Ellen B. Kurtzman, the Partnership nor the Acquiring Trusts have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

                  (e) During the last five years, none of Ellen B. Kurtzman, the Partnership or the Acquiring Trusts were a party to a civil proceeding of a judicial or administrative body as a result of which proceeding such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                  (f)      Ellen B. Kurtzman is a United States citizen.

CUSIP No. 178666 10 3             SCHEDULE 13D                Page 7 of 11 Pages

Item 3.           Source and Amount of Funds or Other Consideration
-------

                  As described in more detail in Item 5, the Acquiring Trusts and the 2003 Farber Family Trust, of which Ellen B. Kurtzman is the sole trustee, (the "2003 Trust") funded their purchase of all of the shares of the General Partner and all of the limited partnership interests of the Partnership through a gift and a loan from Jack Farber, who directly and indirectly owned the Partnership and the General Partner prior to the transactions described in
Item 5. Jack Farber is Ellen B. Kurtzman's father and Chairman of the Board of CSS. As a result of these transactions, the Acquiring Trusts acquired indirect beneficial ownership of 500,000 shares of Common Stock held by the Partnership.

Item 4.           Purpose of Transaction.
-------

                  Ellen B. Kurtzman, the Partnership and the Acquiring Trusts are holding shares of CSS Common Stock for investment. Ellen B. Kurtzman, the Partnership and the Acquiring Trusts may from time to time engage in transactions involving the acquisition or disposition of Common Stock. Except as set forth above, Ellen B. Kurtzman, the Partnership and the Acquiring Trusts have no plans or proposals which may relate to or would result in any of the actions described in paragraphs (a) through (j) of Item 4.

Item 5.           Interest in Securities of the Issuer.
-------

                  The share numbers set forth in the Schedule 13D do not reflect a 3-for-2 stock split in the form of a stock dividend payable by CSS on July 10, 2003 to holders of record on June 30, 2003.

                  Ellen B. Kurtzman may be deemed to beneficially own 1,072,236 shares of Common Stock (13.8 percent of the issued and outstanding Common Stock of CSS, based upon 7,777,487 shares of Common Stock issued and outstanding on June 10, 2003, as set forth in CSS' proxy statement for its 2003 annual meeting of stockholders). Of that amount, she has sole voting and investment power with regard to 871,058 shares and shared voting and investment power with regard to 201,178 shares. The shares as to which Ellen B. Kurtzman has sole voting and investment power are as follows:

                  o   221,058 shares of Common Stock owned directly.

                  o 150,000 shares of Common Stock held by the Farber Family Charitable Lead Annuity Trust, of which Ellen B. Kurtzman is the sole trustee.

                  o 500,000 shares of Common Stock (6.4 percent of the issued and outstanding Common Stock of CSS) owned by the Partnership. Ellen B. Kurtzman exercises voting and investment power through the General Partner, which has the sole voting and investment power with regard to the shares of Common Stock owned by the Partnership. One-half of outstanding Common Stock of the General Partner is held by each of the Children's Trusts, for which Ellen B. Kurtzman serves as sole trustee. As a result, the

CUSIP No. 178666 10 3             SCHEDULE 13D                Page 8 of 11 Pages

                      Children's Trusts may be deemed to have shared voting and investment power with regard to the 500,000 shares held by the Partnership. Ellen B. Kurtzman also is the sole director of the General Partner and serves as the President, Secretary and Treasurer of the General Partner. In that capacity, Ellen B. Kurtzman has the power to act on behalf of the General Partner to vote and dispose of shares held by the Partnership. The General Partner holds a 0.1 percent interest in the Partnership, and the remaining 99.9 percent interest in the Partnership is owned by the 2003 Trust. Because the limited partners of the Partnership, in their capacity as limited partners, do not have power to vote or dispose of the shares of Common Stock held by the Partnership, the 2003 Trust is not deemed to have voting or investment power with respect to the Common Stock held by the Partnership. The 2003 Trust does not otherwise have voting or investment power with respect to any Common Stock.

                  In addition, Ellen B. Kurtzman shares voting and investment power with respect to the following shares of common stock:

                  o 55,650 shares of Common Stock owned by trusts for the benefit of two of her children, for which she serves as co-trustee with her mother.

                  o 145,528 shares of Common Stock owned by two trusts, one for the benefit of her son and one for the benefit of her nephew, for which she serves as co-trustee with her brother.

                  The shares referenced as being beneficially owned by Ellen B. Kurtzman do not include shares owned by the Farber Family Foundation, Inc. (the "Farber Family Foundation"). Ellen B. Kurtzman, her father, her mother and her brother are members, officers and directors of the Farber Family Foundation. As a matter of policy, the Farber Family Foundation, which is a charitable foundation, does not vote the shares of Common Stock that it owns. Ellen B. Kurtzman disclaims any beneficial ownership in the shares held by the Farber Family Foundation.

                  Immediately prior to transactions described below, the Partnership owned 1,465,151 shares of Common Stock. Jack Farber, Ellen B. Kurtzman's father and Chairman of the Board of CSS, owned all of the common stock of the General Partner and 99.9 percent of the limited partnership interests in the Partnership (after acquiring, on July 8, 2003, a one percent limited partnership interest previously held by his wife); the remaining 0.1 percent of the limited partnership interests was owned by the General Partner. Within the last 60 days, the following transactions were effected by Ellen B. Kurtzman, the Partnership and the Acquiring Trusts:

CUSIP No. 178666 10 3             SCHEDULE 13D                Page 9 of 11 Pages

                  o On July 8, 2003, the Partnership distributed 965,151 shares of CSS Common Stock to Jack Farber. Following this transaction, the Partnership held 500,000 shares of CSS Common Stock.

                  o On July 8, 2003, the Children's Trusts purchased all of the shares of stock of the General Partner from Jack Farber for $17,850 (subject to adjustment, as described below). Each of the Children's Trusts owns one-half of the shares of the General Partner. In order to fund the purchase, Jack Farber made gifts to the trusts equal to the aggregate purchase price for the shares of the General Partner. After taking into account cash assets of the General Partner (held directly or through its 0.1 percent interest in the Partnership), the purchase price per share of the 500 shares of Common Stock held indirectly by the General Partner through the Partnership may be deemed to be $29.39 (subject to adjustment).

                  o On July 9, 2003, the 2003 Trust purchased from Jack Farber, for $9,866,707 (subject to adjustment), a 99.9 percent limited partnership interest in the Partnership. In connection with this transaction, the 2003 Trust issued a promissory note, in the principal amount of $8,866,707 (subject to adjustment) to Mr. Farber. Interest on the unpaid balance of the note is 2.55 percent per annum; the entire balance of accrued and unpaid interest and principal will be due and payable on December 31, 2011. After taking into account the cash assets of the Partnership, the purchase price per share of the 499,500 shares of Common Stock (held indirectly through the 99.9 percent limited partnership interest) may be deemed to be $19.325 (subject to adjustment).

The purchase price and promissory note principal amounts are subject to adjustment within 15 days following a final valuation report to be provided by a financial consulting form.

As a result of the transactions described above, as well as Ellen B. Kurtzman's service as trustee to the Acquiring Trusts and as sole director and President, Secretary and Treasurer of the General Partner, Ellen B. Kurtzman acquired sole voting or investment power with regard to the 500,000 shares of Common Stock held by Delv, L.P.

Item 6.           Contracts, Arrangements, Understandings or Relationships
-------           With Respect to Securities of the Issuer.

                  In connection with the transactions described in Item 5, the Acquiring Trusts executed purchase agreements with Jack Farber, and the 2003 Trust issued a promissory note to Jack Farber. These documents are filed as exhibits hereto.

CUSIP No. 178666 10 3             SCHEDULE 13D               Page 10 of 11 Pages

Item 7.           Material to be Filed as Exhibits.
-------

                  1. Agreement relating to joint filing of this statement.
Exhibit 1 provides as follows:

                  By the execution of this Schedule 13D, each of the persons signing this Schedule 13D agrees that this Schedule 13D and any amendment thereto shall be filed on behalf of each of them.

                  2. Purchase and Sale Agreement, dated July 8, 2003, between Jack Farber and Ellen B. Kurtzman, as trustee of the Children's Trusts.

                  3. Purchase and Sale Agreement, dated July 9, 2003, between Jack Farber and Ellen B. Kurtzman as trustee of the 2003 Trust.

                  4. Promissory Note, dated July 9, 2003 issued by Ellen B. Kurtzman, as trustee of the 2003 Trust, to Jack Farber.

CUSIP No. 178666 10 3             SCHEDULE 13D               Page 11 of 11 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                               Ellen B. Kurtzman
                                               --------------------------------
                                               Ellen B. Kurtzman


                                               DELV, L.P.

                                               By:  DELV, INC., its General
                                               Partner

                                               By: Ellen B. Kurtzman
                                                   ----------------------------
                                                   Ellen B. Kurtzman, President


                                               TRUST FBO ELLEN B. KURTZMAN
                                               UNDER THE 2002 FARBER CHILDREN'S
                                               TRUSTS DATED DECEMBER 12, 2002

                                               By: Ellen B. Kurtzman
                                                   ----------------------------
                                                   Ellen B. Kurtzman, Trustee


                                               TRUST FBO DAVID M. FARBER
                                               UNDER THE 2002 FARBER
                                               CHILDREN'S TRUSTS DATED
                                               DECEMBER 12, 2002

                                               By: Ellen B. Kurtzman
                                                   ----------------------------
                                                   Ellen B. Kurtzman, Trustee





Date:  July 9, 2003